Tributary Funds, Inc.
1620 Dodge Street, Stop 1089
Omaha, NE 68197

December 21, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Tributary Funds, Inc. – File Numbers 033-85982 and 811-08846 the ("Company")

To the Staff of the Commission:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Company please find: (i) a copy of the Company’s Investment Company Blanket Bond No. 107310693 (the “Fidelity Bond”) issued by Travelers Casualty and Surety Company of America in the amount of $1,500,000; and (ii) a secretary’s certificate certifying the resolutions approved by the Company’s Board of Directors on September 6, 2023, approving the type, form, coverage and amount of the Fidelity Bond.
The Company paid a premium of $3,500 for the amount of the Fidelity Bond for the period from October 1, 2023, through October 1, 2024.

Respectfully submitted,

/s/ Zac Tackett
Zachary Tackett
Secretary, Tributary Funds, Inc.
Enclosures